Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
October 5, 2023
VIA EDGAR TRANSMISSION
Christina DiAngelo Fettig
Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”) Vert Global Sustainable Real Estate ETF (the “Fund”) Securities Act Registration No: 333-274373
Dear Ms. DiAngelo Fettig and Ms. White:
This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 18, 2023 and September 29, 2023 with respect to the Trust’s Registration Statement filed on Form N-14 on September 6, 2023 (the “N-14”) relating to the reorganization (the “Reorganization”) of the Vert Global Sustainable Real Estate Fund (the “Target Fund”), a series of the Trust, into the Vert Global Sustainable Real Estate ETF (the “Acquiring Fund”), a series of the Trust. For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the N-14.
Accounting
Comment 1.With regards to the Question & Answer (“Q&A”) entitled “Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Target Fund?” in the first sentence, please clarify if you are referencing net expenses or expenses after waivers and, in addition, address effect on gross expenses as well.
Response:     The Trust has revised the disclosure to clarify that the first sentence is referring to net expenses after waivers and to address the effect on gross expenses.
Comment 2.In the answer to the same question, in the second sentence, please add that the Adviser has agreed to reimburse certain expenses. Also, the response states that “Each agreement excludes certain expenses such as taxes and extraordinary expenses from the expense cap.” Please elaborate on what the certain expense exclusions are.
Response:     The Trust has added that the Adviser has agreed to reimburse certain expenses. Additionally, the Trust has added disclosure stating that the expenses excluded from the agreements include front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, any expenses incurred in connection with borrowings made by a Fund, interest, brokerage commissions and other transactional expenses, expenses in connection with a merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses.
Comment 3.With regards to the Q&A question entitled “Who will pay the costs in connection with the Reorganization?” on page iv and the question entitled “Who will bear the costs associated with the Reorganization?” on page 6, please disclose if Vert will pay for the reorganization whether or not the reorganization is consummated.
Response:     The Trust has revised the disclosure to state that Vert will pay for the reorganization whether or not the reorganization is consummated.

Comment 4.On page 11 under “What are the fees and expenses of the Funds and what might they be after the Reorganization?” we note that the first footnote lists additional exclusions to the expense limitation agreement than those reported in the financial statements of the annual report. Please explain supplementally the difference or revise as necessary.
Response:     The Trust responds supplementally that each Fund’s expense limitation agreement excludes the same expenses from the expense limitation agreement. The footnote relating to the expense limitation agreement in the Target Fund’s prospectus and the corresponding footnote in the N-14 do not disclose certain expenses which are excluded from the expense limitation agreement but which the Target Fund is not currently subject to, such as Rule 12b-1 fees, shareholder servicing fees and front-end sales loads. Those expense items are included in the shareholder report disclosure relating to expenses excluded from the expense limitation agreement. The Trust undertakes to ensure that, going forward, the disclosure in shareholder reports relating to expenses excluded from the Acquiring Fund’s expense limitation agreement is consistent with comparable disclosure in the Acquiring Fund’s prospectus.
Comment 5.In connection with the recently filed 485A shell fund filing, it is noted that the fee table was blank. Please confirm supplementally that the fees for the pro forma fund on page 11 of the N-14 Prospectus will be the same as the fee table in the shell fund Prospectus.
Response:     The Trust confirms that the fees for the pro forma fund on page 11 of the N-14 Prospectus will be the same as the fee table in the shell fund Prospectus.
Comment 6.With regard to the second footnote (footnote **) to the Annual Fund Operating Expenses for the Target Fund and the Acquiring Fund table, please confirm the expense limitation agreement will be in effect for at least one year from the effective date of the registration statement.
Response:     The Trust has updated the placeholders in the second footnote to reflect that the expense limitation agreement will be in effect for at least three years from the date of the Reorganization for the Acquiring Fund. The Trust notes that the term of the new agreement is currently included in the N-14 under “Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Target Fund?” and “How will the Reorganization affect my fees and expenses?”
Comment 7.Under the Expense Example, we note that the Target Fund’s calculation appears to be in effect for three years while the agreement expires in two years. Please update the table accordingly and provide the table to the Staff via correspondence before the definitive filing.
Response:     The Trust has updated the table and attached it as Appendix A.
Comment 8.Under “Who will pay the costs of the Reorganization?” on page 16 disclose if Vert will pay for the reorganization whether or not the reorganization is consummated.
Response:     The Trust has revised the disclosure to state that Vert will pay for the reorganization whether or not the reorganization is consummated.
Comment 9.In the third paragraph of page 17, please confirm in correspondence that the portfolio turnover to be experienced will be during the normal course of business or if any repositioning will be occurring in accordance with the reorganization.
Response:     The Trust confirms that any portfolio turnover to be experienced by the Target Fund prior to the Reorganization is expected to be within the normal course of business.
Comment 10.In the next paragraph, disclose the dollar amount of capital loss carryforwards available to the Target Fund.
Response:     The Trust has added this disclosure.

Legal
Comment 11.In the shareholder letter, please briefly explain what an ETF is versus a mutual fund and highlight the differences in redemption. Use plain English so the disclosure can be easily read by investors.
Response:     The Trust has added the following disclosure in response to this comment:
“Like a mutual fund, an ETF is an investment company that enables investors to pool their money in a fund that makes investments in stocks, bonds, or other assets. Unlike a mutual fund, however, an ETF does not sell individual shares directly to, or redeem its individual shares directly from, investors. Rather, investors may purchase and sell ETF shares through their brokerage accounts on national stock exchanges at market prices that may or may not be the same as the net asset value of the shares.”
Comment 12.Please note in the second paragraph of the shareholder letter and throughout the N-14 that although the Target Fund and Acquiring Fund have the same investment objective and substantially similar investment strategies, there are differences due to mutual funds and ETFs having different structures and risk profiles.
Response:     The Trust responds supplementally by noting that there are no differences in the principal investment strategies between the Target Fund and the Acquiring Fund that are attributable to the change in structure from a mutual fund to an ETF. There is only a minor change in the investment strategy between the Funds due to the fact that the Advisor manages any privately-held securities held by the Target Fund. Accordingly, the Target Fund’s principal investment strategies contemplate that the Advisor may manage a portion of the Target Fund’s portfolio while the principal investment strategies for the Acquiring Fund indicate that DFA will provide portfolio management services to the entirety of the Acquiring Fund’s portfolio. Page 19 of the N-14 discloses this difference and further notes that “DFA is currently providing portfolio management and trading services for the Target Fund’s entire portfolio so this difference in wording does not result in a difference with respect to how the Target Fund’s principal investment strategies are currently being implemented relative to the implementation of the Acquiring Fund’s principal investment strategies.”
In addition, where applicable, the Trust has revised the disclosure in the N-14 as indicated below to note this difference although the Trust does not believe this minor difference in strategy warrants disclosure in the shareholder letter.
“There is a minor difference in the investment strategy between the Target Fund and the Acquiring Fund attributable to DFA having portfolio management responsibility for the entirety of the Acquiring Fund’s portfolio. Such difference will not result in any changes in how the principal investment strategies will be implemented for the Acquiring Fund relative to the current implementation of the Target Fund’s principal investment strategies.” In addition, the N-14 notes that the Acquiring Fund does not have a separate non-fundamental investment limitation on illiquid investments which does not impact how the Acquiring Fund will be managed.
The Trust has also revised the shareholder letter to note the difference in structure and risks of the Acquiring Fund.
Comment 13.Along with the expected benefits of the reorganization, please balance the disclosure with a similar description of any material drawbacks or risks to investors arising from the conversion.
Response:     The Trust responds supplementally by noting that it believes the existing disclosure contemplates the material risks and potential drawbacks associated with the proposed Reorganization, in particular page iii under “What are the features of ETFs that differ from mutual funds?” and page 8 of the N-14, under “What are the Funds’ arrangements for purchases, exchanges and redemptions?” Each section indicates that shareholders purchasing Acquiring Fund shares in the secondary market will do so at market price rather than NAV, may be subject to brokerage commissions and may pay a portion of the bid-ask spread. In addition, the “Comparison of the Funds’ Principal Risks” section highlights the principal risks of the Acquiring Fund operating as an ETF that are not principal risks for the Target Fund.
In addition, the Trust will add additional disclosure under “How will the Reorganization affect me as a shareholder?” relating to the costs associated with purchasing shares of the Acquiring Fund in the secondary market and to make a cross reference to the additional risks associated with the Acquiring Fund operating as an ETF.
Comment 14.In the Question & Answer section, under the question “What do I need to do to prepare for the Reorganization?”, please bold or otherwise highlight the following sentence: “Additionally, shareholders who hold Fund shares through an IRA or other retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform may need to redeem their shares prior to the Reorganization, or your broker or intermediary may transfer your investment in the Fund to a different investment option prior to or at the time of the Reorganization.”
Response:     The Trust has bolded this sentence.
Comment 15.Also in the Question & Answer section, under the question “What will happen if I don’t have a brokerage account that can accept ETF shares at the time of the Reorganization?”, disclose what will happen if an investor does not have a brokerage account that can accept ETFs at the time of reorganization and none can be identified into which to transfer the Shares. For example, if an investor does not open an appropriate account, will the Shares be liquidated and the investor receive the proceeds?
Response:     The Trust has revised the disclosure to indicate that if an investor does not open an appropriate account, then the investor’s shares may be converted to cash following the Reorganization.
Comment 16.With regard to statements throughout the filing that the Target Fund and Acquiring Fund have substantially similar investment strategies, confirm if the only differences are due to the ETF and mutual fund structure and the non-fundamental restriction discussed. If yes, please state this. If there are other differences, please describe them.
Response:     The Trust responds supplementally that there are no differences between the principal investment strategies for the Target Fund and the principal investment strategies for the Acquiring Fund that are attributable to the change in structure from a mutual fund to an ETF. The Trust further responds by referring to the response to Comment No. 12, above, for a discussion of a minor difference in the principal investment strategies between the Funds.
Comment 17.On Page 11 under “What are the fees and expenses of the Funds and what might they be after the Reorganization?”, please confirm that the Acquiring Fund’s fee waiver will remain in place at least as long as the current Target Fund’s fee waiver.
Response:     The Trust responds by noting that the Acquiring Fund’s expense limitation agreement will remain in place for at least three years from the date of the Reorganization, as indicated in the N-14 under “Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Target Fund?” and “How will the Reorganization affect my fees and expenses?”
Comment 18.Under “Target Fund Operating Expense Limitation Agreement” on page 13, define the capitalized term Excluded Expenses.
Response:     The Trust responds by revising the parenthetical on page 13 to reference “Excludable Expenses” rather than “Excluded Expenses” and notes that “Excludable Expenses” is defined earlier in the N-14 under “How will the Reorganization affect my fees and expenses?”
Comment 19.On page 14 under “Acquiring Fund Operating Expense Limitation Agreement,” update all references of Target Fund to Acquiring Fund if appropriate.
Response:     The Trust has updated the references from the Target Fund to the Acquiring Fund.

Comment 20.Under the Board considerations on page 15, if the Board considered the impact of the conversion on individuals holding assets through retirements accounts, please disclose their conclusions. Also, if there were other alternatives considered besides continuing to operate as a mutual fund, please disclose or change ‘alternatives’ to be singular.
Response:     The Trust responds by changing the reference to “alternatives” to be singular as the only alternative to the Reorganization contemplated by the Board was the continued operation of the Target Fund as a mutual fund. The Trust further responds by adding the following under “Reasons for the Reorganization”:
•“The Board also considered that, while there are a number of retirement plans that hold shares of the Target Fund, the Advisor has represented that the plans do not hold a significant amount of assets in the Target Fund. In addition, the Board considered the Advisor’s undertaking to work with all retirement plans that hold shares of the Target Fund to determine next steps as it relates to the Reorganization. The Board determined that any potential negative impacts on existing shareholders were expected to be limited and were outweighed by the potential benefits of the Reorganization.”
Comment 21.Please incorporate all applicable comments provided on the Fund’s 485A filing into the document.
Response:     The Trust confirms it has incorporated all applicable comments provided on the 485A filing.
Comment 22.With regards to the Form of Tax opinion, please include an undertaking in the registration statement to file as an exhibit to a Post-Effective Amendment the actual tax opinion versus the ‘form of’ opinion and file the final version within a reasonable time after receipt of such opinion.
Response:     The Trust confirms that it will include disclosure under “What are the tax consequences of the Reorganization?” starting on page 15 of the N-14 to indicate that the Trust will file the executed tax opinion as an exhibit to a post-effective amendment to the N-14 within a reasonable time after receipt of such opinion.
Comment 23.In the Form of Tax opinion, delete the following paragraph: “This opinion is being delivered solely for the purpose of satisfying the requirements set forth in paragraph 8.05 of the Agreement. This opinion may not be relied upon or utilized for any other purpose or by any other person or entity and may not be made available to any other person or entity, without our prior written consent.”

Response:     The Trust responds by revising the noted paragraph in the tax opinion as follows:
“This opinion is being delivered solely for the purpose of satisfying the requirements set forth in paragraph 8.05 of the Agreement. Our opinion is being rendered to MDP and its Board of Trustees and may be relied upon only by MDP, its Board of Trustees, and the shareholders of the Target Fund and the Acquiring Fund, it being understood that we are not thereby establishing an attorney-client relationship with any shareholder.”

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.
Very truly yours,
/s/ Amber C. Kopp
Amber C. Kopp
Assistant Vice President

Appendix A
Annual Fund Operating Expenses for the Target Fund and the
Acquiring Fund (expenses deducted from Fund assets)

	Target Fund (Vert Global Sustainable Real Estate Fund)	Acquiring Fund (Vert Global Sustainable Real Estate ETF)	Pro Forma—Acquiring Fund after Reorganization
Management Fee	0.40%	0.40%	0.40%
Other Expenses	0.22%	0.22%	0.22%
Total Annual Fund Operating Expenses	0.62%	0.62%	0.62%
Fees Waived / Expenses Reimbursed	(0.12)%*	(0.17)%**	(0.17)%**
Total Annual Fund Operating Expenses After Fee Waiver	0.50%	0.45%	0.45%
* Vert has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Target Fund to limit the total annual fund operating expenses (excluding certain expenses such as front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, any expenses incurred in connection with borrowings made by a Fund, interest, brokerage commissions and other transactional expenses, expenses in connection with a merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses (collectively, “Excludable Expenses”)) to 0.50% of the Target Fund’s average daily net assets. To the extent the Target Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements may be greater than 0.50%. The waivers and reimbursements will remain in effect through October 31, 2025 unless terminated sooner by mutual agreement of the Target Fund’s Board of Trustees (the “Board”) and Vert. Vert may request recoupment of previously waived fees and paid expenses from the Target Fund for three years from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Target Fund's total expense ratio to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

** Vert has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Acquiring Fund to limit the total annual fund operating expenses (excluding Excludable Expenses) to 0.45% of the Acquiring Fund’s average daily net assets. To the extent the Acquiring Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements may be greater than 0.45%. The waivers and reimbursements will remain in effect through December 4, 2026 unless terminated sooner by mutual agreement of the Acquiring Fund’s Board and Vert. Vert may request recoupment of previously waived fees and paid expenses from the Acquiring Fund for 36 months from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Acquiring Fund's total expense ratio to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

Target Fund liabilities to be assumed by the Acquiring Fund shall not include any liabilities, costs or charges relating to fee waiver and expense reimbursement arrangements between MDP, on behalf of the Target Fund and Vert (including any potential recoupment by Vert of any fees or expenses of the Target Fund previously waived or reimbursed).

Expense Examples

This Example is meant to help you compare the cost of investing in the Acquiring Fund with the cost of investing in the Target Fund.

The Example assumes that you invest $10,000 in the Funds for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that a Fund’s operating expenses remain the same (taking into account the Target Fund’s contractual expense limitation agreement in place through October 31, 2025 and the Acquiring Fund’s contractual expense limitation agreement in place through December 4, 2026). Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

	1 Year	3 Years	5 Years	10 Years
Target Fund - Vert Global Sustainable Real Estate Fund	$51	$174	$321	$751
Acquiring Fund - Vert Global Sustainable Real Estate ETF	$44	$144	$292	$723
Pro Forma—Acquiring Fund after Reorganization	$44	$144	$292	$723